Exhibit 1.01

Spirit AeroSystems Holdings, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2015 to December 31, 2015

This is the Conflict Minerals Report (“CMR”) of Spirit AeroSystems Holdings, Inc. (“the Company”) prepared in accordance with Rule 13p-1 (“Rule 13p-1”) and Form SD promulgated under the Securities Exchange Act of 1934 as amended (the “1934 Act”).

Introduction

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in such Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”).  The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company is an independent non-OEM aircraft parts designer and manufacturer of aerostructures, such as fuselages, propulsion systems and wing systems for commercial and military aircraft.  The Company’s operations include certain products for which Conflict Minerals are necessary to their functionality or production.

Description of the Company’s Products Covered by this CMR

This CMR relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2015.

These products, which are referred to in this CMR collectively as the “Covered Products,” are the following: Forward Fuselage, Mid-section Fuselage Sections, Nacelles, Struts/Pylons, Flight Control Surfaces, and Wing Structures.

The Company’s Conflict Minerals Policy

The Company is committed to the responsible sourcing of minerals throughout its global supply chain. In 2012, the U.S. Securities and Exchange Commission (“SEC”) issued a “conflict minerals” rule, as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), which requires specified disclosures with respect to Conflict Minerals which may have originated in the Covered Countries in products manufactured or contracted to be manufactured by the Company.  We are committed to complying with the Dodd-Frank disclosure requirements.

OUR GOALS:

•	Support the aims and objectives of the U.S. legislation on the supply of Conflict Minerals.

•	Do not knowingly procure Conflict Minerals from sources that directly or indirectly benefit or finance armed groups in the Covered Countries.

•
Encourage our suppliers to establish policies, due diligence frameworks, and management systems consistent with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas that are designed to accomplish this goal, and request their suppliers to do the same.

•	Encourage our suppliers to undertake reasonable due diligence with their supply chains in an effort to assure that our Conflict Minerals are being sourced only from:

◦	Mines and smelters/refiners outside the Covered Countries or

◦	Mines and smelters/refiners which have been certified by an independent third party as “conflict free” if sourced within the Covered Countries

Our intention is not to ban procurement of minerals from the DRC and adjoining countries, but to assure procurement from responsible sources in the region. If we determine that any of our products or components contain Conflict Minerals from a mine or facility in a Covered Country that is not “conflict free,” we intend to work towards transitioning to products/components that are “conflict free.”

The Company’s Due Diligence Process

The RCOI

In accordance with Rule 13p-1, the Company has conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding its necessary Conflict Minerals.  This RCOI was reasonably designed to determine whether any of such Conflict Minerals originated in one or more of the Covered Countries, or whether any of such Conflict Minerals are from recycled or scrap sources.

The Company made an internal assessment (based on statements of work, bills of materials, and the results of its due diligence efforts from the prior year reporting period) of which of its products and components contain or may contain Conflict Minerals. Based upon that internal assessment, the Company identified and contacted those of its manufacturing suppliers which it determined were or may be “in-scope” under Rule 13p-1 ("Relevant Suppliers"). Such contact included an e-mail communication (or hard copy for undeliverable addresses) to all Relevant Suppliers describing the Company’s reporting requirements under, and the supplier’s responsibility to help enable the Company to comply with, Rule 13p-1.  In order to collect information about the presence and sourcing of Conflict Minerals in the Company’s products and components, this initial communication also included the Electronic Industry Citizenship Coalition and Global e-Sustainability Conflict Minerals Reporting Template (“EICC/GeSI CMRT”) for such suppliers to complete, and specified a reasonable deadline for such completion.  The Company sent a reminder communication to all Relevant Suppliers of such deadline as well.  Further, the Company provided such communication and the EICC/GeSI CMRT on its Supplier Web Portal.

Due Diligence Process

As based on its RCOI, the Company had reason to believe that some of such Conflict Minerals may have originated in the Covered Countries and may not be from recycled or scrap sources, the Company also exercised due diligence on the source and chain of custody of such Conflict Minerals.

With respect to 2015, the Company surveyed a total of 197 Relevant Suppliers and received a total of 105 responses (after all follow-up communications described below).  Of the 105 responses, 36 Relevant Suppliers responded that such supplier’s products contained Conflict Minerals, however none specifically indicated the country of origin of such Conflict Minerals or whether such Conflict Minerals were used in products or components supplied to the Company.  Of the 36 Relevant Suppliers responding that such supplier’s products contained Conflict Minerals, 21 identified smelters/refiners (“SORs”) used by such suppliers in the production of such suppliers’ products. None of the 21 respondees indicated which SORs processed Conflict Minerals used in products or components supplied to the Company. As a result, we were unable to determine whether the Conflict Minerals that these suppliers reported were contained in products or components supplied to us, or to validate which of these SORs are actually in our supply chain. Only one SOR identified was located in a Covered Country, however such SOR was on the EICC/GeSI Conflict Free Smelter Program ("CFSP") Active List. SORs on the Active List have committed to undergo a CFSP audit or are participating in one of the cross-recognized certification programs: the London Mullion Market Association’s (“LBMA”) Responsible Gold Certification, or the Responsible Jewellery Council’s Chain-of-Custody Certification.

In conducting its due diligence, the Company followed the OECD Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (“OECD Guidance”), an internationally recognized due diligence framework.  The Company’s supply chain is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals.  The Company does not purchase Conflict Minerals directly from mines, smelters or refiners.  The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.  Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals.

The OECD Guidance identifies five due diligence steps:

Step 1: Establish Strong Company Management Systems
Step 2: Identify and Assess Risks in the Supply Chain
Step 3: Design and Implement a Strategy to Respond to Identified Risks
Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence

Step 5: Report Annually on Supply Chain Due Diligence

The following constitute the procedures the Company used to identify supply chain risks in relation to Conflict Minerals in the Covered Products, and the due diligence activities undertaken to respond to those risks.

1.	Establish strong company management systems

a.
We have established and maintain a cross-departmental team that includes members from the Finance, Supply Chain, Engineering, and Legal departments, which meets on a periodic basis during each reporting period, with participation from external advisers from time to time.

b.	The Company's Conflict Minerals Policy (described above and located on the Company's website) incorporates the standards set forth in the OECD Guidance and is reviewed periodically.

c.	We maintain internal operating instructions which document the areas of responsibility and deliverables for each affected department.

d.
We have utilized the EICC/GeSI CMRT for collecting Conflict Minerals declarations from our supply base. The use of this tool has allowed us to assist our suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests. We have also communicated with suppliers potentially affected by our Conflict Minerals Policy and compliance efforts and identified through our RCOI process our expectation that they assist us in complying with our efforts related to our conflict minerals program. We have provided suppliers access to our Conflict Minerals Policy through the website above or upon request.

e.	Records of Conflict Minerals-related documentation will be maintained electronically by the Company consistent with the Company’s record retention policy.

f.
We do not typically have a direct relationship with SORs. However, we have controls in place designed to uphold our core values and ethical standards in all interactions with customers, vendors, suppliers, shareholders, fellow employees and others. These controls include a Code of Ethics and Business Conduct that outlines expected behaviors for all employees, vendors and independent contractors. This Code of Ethics and Business Conduct is publicly available on our website within the “Investors” section under “Corporate Governance.” To this end, anyone can utilize our EthicsPoint automated ethics reporting system to proactively report a violation of our Code or policies, including our conflict minerals policy and related program efforts.

2.	Identify and assess risks in the Company's supply chain

a.
We identified (through bills of materials, statements of work, and the results of our due diligence efforts from the prior year reporting period) all materials used in the Company's production of aerostructures which contain or may contain necessary Conflict Minerals.

b.	We identified all Relevant Suppliers through internal supply chain management and accounting systems.

c.
We executed an action plan for supply chain surveys (which included sending letters or emails to all Relevant Suppliers informing them of our expectation that they help enable us to comply with Rule 13p-1) and any required follow-up in order to perform a RCOI and subsequent due diligence.

d.
We conducted a RCOI with all of our Relevant Suppliers using a supply-chain survey which incorporated the EICC/GeSI CMRT to help identify whether any necessary Conflict Minerals are included in the products or components supplied to the Company by such suppliers, and if so, their country of origin as well as identify whether such suppliers have performed their own due diligence.

e.
In addition to the supply-chain survey, we identified any relevant information reported by the supplier or available within the public domain (or the Company's records) which might indicate that the Company's necessary Conflict Minerals originated in one of the Covered Countries. To the extent that a survey response identified an SOR, we reviewed this information against the list of “compliant” and “active” SORs published in connection with the CFSP.

f.
We analyzed Relevant Supplier responses based on the supplier's statement of work and bills of materials to aid in the determination as to whether such responses were consistent with the Company’s expectations. The Company communicated with suppliers whose responses were found to be incomplete in an effort to determine with specificity whether Conflict Minerals were contained in products or components supplied to the Company by such suppliers, and if so, their country or origin and relevant SORs. The Company also sent additional notifications to all unresponsive Relevant Suppliers. The Company received no response (to either the initial communication or any follow-up inquiries) from any Relevant Supplier indicating that Conflict Minerals in our Covered Products were from Covered Countries or benefited or financed armed groups therein.

3.	Design and implement a strategy to respond to the risks
Our Conflict Minerals team reports our findings annually to management prior to the issuance of Form SD and this report. Our Conflict Minerals team also reports any significant due diligence findings to management as they arise. If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, the Company determines that there is a reasonable risk that a supplier is sourcing Conflict Minerals that are directly or indirectly financing or benefiting armed groups in the Covered Countries, the Company will express its concerns with its suppliers about providing revenue to armed groups within the Covered Countries; and how to manage and/or mitigate the risk. There was no instance in our due diligence for the 2015 reporting period where we determined that it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier.

4.	Carry out independent third-party audit of smelter/refiner’s due diligence
As no direct relationship exists between the Company and SOR, the Company does not perform or direct audits of these entities within our supply chain. However, downstream companies (like the Company) can support these audits by supporting or joining industry organizations. The Company is a member of the AIA, which is a trade association representing major aerospace and defense manufacturers and suppliers in the United States of America. The AIA created a Conflict Minerals Working Group ("CMWG") which is tasked to provide education and best practices tools to help support Conflict Minerals control and responsible sourcing. The CMWG, among other activities, participated in the OECD Due Diligence Pilot Program. In addition, the Company relied on the Conflict Free Sourcing Initiative and its Conflict Free Smelter Program (or "CFSP") to identify smelters who were found to be compliant with the CFSP assessment protocol, and incorporated that list, or reference thereto, into the supply-chain survey the Company sent to its Relevant Suppliers for their information.

5.	Report annually on supply chain due diligence

a.	Our Conflict Minerals team provided management with periodic process updates during the reporting period and through the Form SD filing date.

b.	Our Conflict Minerals team informed management of due diligence efforts and results with respect to the reporting period.

c.	We completed and filed this Conflict Minerals Report, and the Form SD to which it relates.

Based upon the due diligence as described above (and given the response rate of the Company’s Relevant Suppliers, and the lack of specificity of information obtained from responding suppliers), the Company was unable to conclude whether the necessary Conflict Minerals in the Covered Products originated in the Covered Countries and, if so, whether they were from recycled or scrap sources, or came from sources that directly or indirectly financed or benefited armed groups, as such term is defined in Rule 13p-1.  As described above, none of the 36 responding Relevant Suppliers that indicated that such suppliers’ products contained Conflict Minerals indicated the country of origin of such Conflict Minerals, or whether such Conflict Minerals were used in the Company’s products or components, and the only SOR identified as located in a Covered Country is on the CFSP “Active List.” Further, as described above, the Company was unable to determine or describe the facilities used to process its necessary Conflict Minerals in the Covered Products or determine their mine(s) or location of origin, as no SOR information obtained was specific to the Company’s products or components.  The Company’s efforts to identify the specific mine or location of origin of the Conflict Minerals included the use of the due diligence measures described above.

In the next compliance period, the Company intends to implement steps to improve the information gathered from its due diligence and further mitigate the risk that its necessary Conflict Minerals finance or benefit armed groups. The anticipated steps include: (i) use current compliance period supplier responses to refine the next compliance period inquiry and follow-up procedures; (ii) review and update the list of products and associated suppliers designated as “in scope” with respect to Rule 13p-1; (iii) continue to engage with suppliers to obtain current, accurate and complete information about the supply chain and supply chain participants closer to the SOR; (iv) engage with Relevant Suppliers that did not provide responses for 2015 to obtain information from them in subsequent reporting periods; (v) participate in industry initiatives encouraging “conflict-free” supply chains; and (vi) continue to implement our new supplier protocol to incorporate the EICC/GeSI CMRT as part of a supplier’s contract set-up process.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “intends,” “expects,” “plans,” “believes,” “estimates,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by law.

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